UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   under the Securities Exchange Act of 1934

                             LEVEL 8 SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   52729M 10 2
                                --------------
                                (CUSIP Number)

                                  Iris Yahal
                           BluePhoenix Solutions Ltd.
                                8 Maskit Street
                                 P.O. Box 2062
                                 Herzlia 46120
                                    Israel
                           Telephone:  972-9-9526110

                                with copies to:

                               Bruria Gross-Prushansky, Esq
                             Formula Systems (1985) Ltd.
                               3 Aba Even Street
                                   Herzlia
                                    Israel
                                 972-9-9598771

                                      and

                            Edward W. Kerson, Esq.
                            Rabinowitz & Kerson LLP
                          161 Avenue of the Americas
                            New York, New York 10013
                           Telephone: (212) 768-1666

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  November  11, 2004
                                  ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

CUSIP No. 52729 M 10 2                                             Page 2 of 13



--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Liraz Systems Ltd.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[  ]

                                                                         (b)[X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [     ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION   Israel

--------------------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                -0-
     OWNED BY
  EACH REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                     8   SHARED VOTING POWER
                         3,942,000 (excluding (a) an additional number of shares
                         that, when added to the shares  from time to time
                         beneficially owned by the Reporting Person and its
                         affiliates, does not exceed 4.99% of the outstanding
                         shares of Common Stock, and (b) an undetermined number
                         of Waiver Shares referred to in Item 4 of this
                         Schedule 13D)
                   -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                                -0-
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         3,942,000 (excluding (a) an additional number of shares
                         that, when added to the shares  from time to time
                         beneficially owned by the Reporting Person and its
                         affiliates, does not exceed 4.99% of the outstanding
                         shares of Common Stock, and (b) an undetermined number
                         of Waiver Shares referred to in Item 4 of this
                         Schedule 13D)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,942,000 (excluding (a) an additional number of shares that, when added to the shares from time to time beneficially owned by the Reporting Person and its affiliates, does not exceed 4.99% of the outstanding shares of Common Stock, and (b) an undetermined number of Waiver Shares referred to in Item 4 of this Schedule 13D)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.2% (excluding (a) an additional number of shares that, when added to the shares from time to time beneficially owned by the Reporting Person and its affiliates, does not exceed 4.99% of the outstanding shares of Common Stock, and (b) an undetermined number of Waiver Shares referred to in
      Item 4 of this Schedule 13D)

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Formula Systems (1985) Ltd.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[  ]
                                                                         (b)[X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)or 2(e)                                                    [     ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION   Israel

--------------------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                -0-
     OWNED BY
  EACH REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                     8   SHARED VOTING POWER
                         3,942,000 (excluding (a) an additional number of shares
                         that, when added to the shares  from time to time
                         beneficially owned by the Reporting Person and its
                         affiliates, does not exceed 4.99% of the outstanding
                         shares of Common Stock, and (b) an undetermined number
                         of Waiver Shares referred to in Item 4 of this
                         Schedule 13D)
                   -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                                -0-
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         3,942,000 (excluding (a) an additional number of shares
                         that, when added to the shares  from time to time
                         beneficially owned by the Reporting Person and its
                         affiliates, does not exceed 4.99% of the outstanding
                         shares of Common Stock, and (b) an undetermined number
                         of Waiver Shares referred to in Item 4 of this
                         Schedule 13D)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,942,000 (excluding (a) an additional number of shares that, when added to the shares from time to time beneficially owned by the Reporting Person and its affiliates, does not exceed 4.99% of the outstanding shares of Common Stock, and (b) an undetermined number of Waiver Shares referred to in Item 4 of this Schedule 13D)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.2% (excluding (a) an additional number of shares that, when added to the shares from time to time beneficially owned by the Reporting Person and its affiliates, does not exceed 4.99% of the outstanding shares of Common Stock, and (b) an undetermined number of Waiver Shares referred to in
      Item 4 of this Schedule 13D)

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON
      Advanced Systems Europe B.V.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[  ]

                                                                         (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [     ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION   Netherlands

--------------------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                -0-
     OWNED BY
  EACH REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                     8   SHARED VOTING POWER
                         0 (excluding an additional number of shares that, when
                         added to the shares from time to time beneficially
                         owned by the Reporting Person and its affiliates, does
                         not exceed 4.99% of the outstanding shares of Common
                         Stock)
                   -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                               -0-
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0 (excluding an additional number of shares that, when
                         added to the shares from time to time beneficially
                         owned by the Reporting Person and its affiliates, does
                         not exceed 4.99% of the outstanding shares of Common
                         Stock)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 (excluding an additional number of shares that, when added to the shares from time to time beneficially owned by the Reporting Person and its affiliates, does not exceed 4.99% of the outstanding shares of Common Stock)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0% (excluding an additional number of shares that, when added to the shares from time to time beneficially owned by the Reporting Person and its affiliates, does not exceed 4.99% of the outstanding shares of Common Stock)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                          Page 7 of 13

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation ("Level 8").

     Level 8's principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.


Item 2.  Identity and Background

     This Schedule 13D is being filed on behalf of each of the following, who are collectively referred to herein as the "Reporting Persons":

     (1) Liraz Systems Ltd. ("Liraz"), an Israeli corporation, with its principal business office at 8 Maskit Street, Herzlia 46120, Israel. Liraz is a holding company with subsidiaries and affiliates engaged in the business of systems integration.

     (2) Advanced Systems Europe B.V. ("Advanced Systems"), a Dutch corporation, with its principal business office at 7b Vlierwerf, 4703 SB Roosendaal, Netherlands. Advanced Systems is a wholly-owned subsidiary of Liraz. Advanced Systems is engaged in the business of system integration and the ownership of shares of Level 8.

     (3) Formula Systems (1985) Ltd. ("Formula"), an Israeli corporation, with its principal business office at 3 Aba Even Street, Herzlia, Israel. Formula is a holding company with subsidiaries and affiliates engaged in the business of providing software consulting services and developing proprietary software products and computer based business solutions.

     Formula owns 58.7% of the outstanding shares of BluePhoenix Solutions Ltd. ("BluePhoenix"), which owns all the outstanding shares of Liraz, which owns all the outstanding shares of Advanced Systems.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A. Each individual named in Schedule A is a citizen of Israel.

     Within the last five years, none of the individuals named in Schedule A (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 52729 M 10 2                                       Page 8 of 13

Item 3.  Source and Amount of Funds or Other Consideration

     On September 29, 2004, Liraz agreed to engage in the transactions described in Item 4 below, which included a loan to Level 8 in the principal amount of $96,923.40. The source of the $96,923.40 was Liraz's working capital. See Item 4 below.

Item 4.  Purpose of Transaction

     On September 29, 2004, Level 8 and Liraz entered into an agreement (the "Guaranty Extension Agreement"), pursuant to which (a) the parties agreed to cooperate to extend the maturity of Level 8's $1,971,000 principal amount of bank indebtedness (the "Bank Debt") (of which Liraz is the guarantor) from November 15, 2004 to November 15, 2005, in consideration for which Level 8 agreed to issue to Liraz 3,942,000 shares of Common Stock, (b) Liraz agreed to waive certain of Level 8's obligations to prepay the Bank Debt in consideration for which Level 8 agreed to issue to Liraz an undertermined number of shares of Common Stock equal to twice the number of dollars Level 8 raised in its secured promissory note financing referred to below (the "Waiver Shares"), and (c) Level 8 agreed to cause all the shares of Common Stock referred to above to be registered under the Securities Act of 1933.

     Simultaneously, Liraz loaned Level 8 $96,923.40 as part of a secured promissory note financing. The secured promissory notes issued in the secured promissory note financing bear interest at the rate of 10% a year, are secured by certain of Level 8's intellectual property, and were scheduled to have matured on November 12, 2004. Level 8 is in default of its obligation (a) to repay the $96,923.40 secured promissory note issued to Liraz (and, to the best of Liraz's knowledge, all the other secured promissory notes), and (b) to issue the Waiver Shares. To the best of the knowledge of Liraz, the number of Waiver Shares, when issued, will not be less than 1,565,053.

     The Reporting Persons have acquired their Level 8 securities for investment purposes. The Reporting Persons intend to consider various alternative courses of action with respect to their interests in Level 8 in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of the Common Stock of Level 8, or the sale of all or a portion of the shares of Common Stock beneficially owned by them, in the open market or in privately negotiated transactions.


Item 5.  Interest in Securities of the Issuer

     As a consequence of the transactions described in Item 4 above, Liraz directly owns 3,942,000 shares of Common Stock, and believes it is entitled to not fewer than 1,565,053 Waiver Shares. Liraz and Formula may be deemed to share power to vote and to dispose of the shares Liraz owns. Accordingly, Liraz and Formula may each be deemed to beneficially own these 3,942,000 shares of Common Stock, or 9.2% of the outstanding shares of Common Stock, and the undetermined number of Waiver Shares to which Liraz is entitled.

     In addition, (a) Liraz owns (i) one share of Level 8's Series C Preferred Stock, which is convertible into 2,632 shares of Common Stock, and (ii) a warrant to purchase 82,237 shares of Common Stock, and (b) Advanced Systems owns
(i) one share of Level 8's Series A-3 Preferred Stock, which is convertible into

CUSIP No. 52729 M 10 2                                      Page 9 of 13

120 shares of Common Stock, and (ii) warrants to purchase an aggregate of 886,997 shares of Common Stock. Each of the shares of Preferred Stock and warrants referred to above is subject to a provision that prohibits conversion or exercise of any such security, if, upon conversion or exercise, any Reporting Person or its affiliates would be deemed to beneficially own more than 4.99% of the outstanding shares of Common Stock. Inasmuch as Formula and Liraz beneficially own more than 4.99% of the outstanding shares of Common Stock, none of those shares or warrants are exercisable within 60 days, and, therefore, none of the Reporting Persons beneficially owns any shares of Common Stock issuable upon conversion or exercise of any such shares or warrants

     Except as set forth above, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule A, beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material  to  be Filed as Exhibits

     99.1 Joint Filing Agreement dated November 30, 2004 regarding the filing of this Schedule, attached hereto.

     99.2 Agreement dated September 29, 2004 between Level 8 and Liraz, attached hereto.

     99.3 Secured Promissory Note dated September 13, 2004 in the principal amount of $96,923.40 issued by Level 8 in favor of Liraz, attached hereto.

     99.4 Intellectual Property Security Agreement dated September 13, 2004 of Level 8 in favor of Liraz, attached hereto.

CUSIP No. 52729 M 10 2                                          Page 10 of 13


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2004


                                       LIRAZ SYSTEMS LTD.
                                       ADVANCED SYSTEMS EUROPE B.V.
                                       FORMULA  SYSTEMS (1985) LTD.



                                       By: LIRAZ SYSTEMS LTD.



By:   /s/ Iris  Yahal
     ----------------------
                                          Printed Name:  Iris Yahal
                                          Title: Chief  Financial Officer

                                       For itself and on behalf of  each of
                                       Formula Systems (1985) Ltd. and Advanced
                                       Systems Europe B.V. pursuant to the
                                       agreement annexed hereto as Exhibit 99.1.

CUSIP No. 52729 M 10 2                                          Page 11 of 13

                                    Exhibit Index


     99.1 Joint Filing Agreement dated November 30, 2004 regarding the filing of this Schedule, attached hereto.

     99.2 Agreement dated September 29, 2004 between Level 8 and Liraz, attached hereto.

     99.3 Secured Promissory Note dated September 13, 2004 in the principal amount of $96,923.40 issued by Level 8 in favor of Liraz, attached hereto.

     99.4 Intellectual Property Security Agreement dated September 13, 2004 of Level 8 in favor of Liraz, attached hereto.

CUSIP No. 52729 M 10 2                                         Page 12 of 13

Exhibit 99.1

                                  AGREEMENT OF
               LIRAZ SYSTEMS LTD., FORMULA SYSTEMS (1985) LTD. AND
                          ADVANCED SYSTEMS EUROPE B.V.

                            Pursuant to Rule 13d-1(k)

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit 99.1 may be filed by Liraz Systems Ltd. on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  November 30, 2004

                                           LIRAZ SYSTEMS LTD.


                                           By:  /s/  Iris Yahal
                                                ------------------------------
                                           Printed Name:   Iris Yahal
                                           Title:     Chief Financial Officer



                                           ADVANCED SYSTEMS EUROPE B.V.


                                           By:  /s/  Yossi Shemesh
                                                ------------------------------
                                           Printed    Name: Yossi Shemesh
                                           Title:     Chief Operating Officer



                                           FORMULA  SYSTEMS (1985) LTD.


                                           By:   /s/ Gad Goldstein
                                                -----------------------------
                                           Printed Name: Gad Goldstein
                                           Title: President

                           Schedule A to Schedule 13D

     The name, residence or business address, and present principal occupation or employment (and the name, principal business, and address of the business in which such employment is conducted) of the executive officers and directors of each of Liraz, Advanced Systems, and Formula are as follows:


LIRAZ SYSTEMS LTD.

Name                 Address        Position at Liraz   Occupation

Arie Kilman          8 Maskit       Director            Chief Executive Officer of
                     Street                             BluePhoenix
                     Herzlia,
                     Israel
Iris Yahal           8 Maskit       Director            Chief Financial Officer of
                     Street                             BluePhoenix
                     Herzlia,
                     Israel
Ya'acov Ben Gur      Ha'hashmonaim  Director            Self-employed
                     100
                     Tel Aviv,
                     Israel

Dan Goldstein        3 Abba Even    Director            Chairman of the Board and Chief
                     Street                             Executive Officer of Formula
                     Herzlia,
                     Israel
Gad Goldstein        3 Abba Even    Director            President of Formula
                     Street
                     Herzlia,
                     Israel
Chanan Weiss         Sintec Media   Director            Chief Executive Officer of
                     45 West 25th                       Sintec Media
                     Street
                     New York, NY
                     10010
                     USA


ADVANCED SYSTEMS EUROPE B.V.

Name                 Address       Position at          Occupation
                                   ASE
Yossi Shemesh        8 Maskit      Director             Chief Operating Officer of
                     Street                             BluePhoenix
                     Herzlia,
                     Israel
David Dekel          D. Stalpert   Director             Chief Executive Officer of
                     Straat 19-III                      Endeavour Enterprises BV
                     1072 VZ
                     Amsterdam,
                     Netherlands


FORMULA SYSTEMS (1985) LTD.

Name                 Address       Position at          Occupation
                                   Formula
Dan Goldstein        3 Abba Even   Chairman of the      Chairman of the Board and Chief
                     Street        Board and Chief      Executive Officer of Formula
                     Herzlia,      Executive Officer
                     Israel
Gad Goldstein        3 Abba Even   Director, President  President of Formula
                     Street
                     Herzlia,
                     Israel
Shai Beilis          Galgalei      Director             Managing Partner of Formula
                     Haplada 11                         Ventures LLP
                     Herzlia,
                     Israel

Daphna Kedmi         Hapnina 8     Director             Legal Consultant at Nice Systems
                     Ra'anana,
                     Israel
Moshe Zviran         Ramat Aviv    Director             Professor at Tel Aviv University
                     PO Box 39040
                     Tel Aviv,
                     Israel
Shlomo Ness          Menachem      Director             President and Director of
                     Begin 7                            Israel Global Business
                     Ramat Gan,
                     Israel
